UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            SIGNATURE MOTORCARS, INC.
                            -------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0167
                         -------------------------------
                         (Title of Class of Securities)


                                   82668A 10 8
                                  -------------
                                   (CUSIP No.)


                              William R. Miertschin
                             7738 Forest Lane, #102
                               Dallas, Texas 75230
                                 (972) 386-7700
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                September 6, 1997
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

SCHEDULE 13D
CUSIP No.         82688A 10 8                                  Page 2 of 4 Pages

1)  NAME OF REORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM R. MIERTSCHIN    455 80 8836

2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP                   (A) (  )
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS      PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


 NUMBER OF SHARES                   7)  SOLE VOTING POWER          1,291,192
 BENEFICIALLY                                               -----------------
 OWNED BY
 EACH                               8)  SHARED VOTING POWER          -0-
 REPORTING
 PERSON WITH                        9)  SOLE DISPOSITIVE POWER     1,291,192
                                                             -----------------

                                   10)  SHARED DISPOSITIVE POWER     -0-


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,291,192 Shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 43.4%

14)  TYPE OF REPORTING PERSON

                 IN

Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.0167 per share, of Signature Motorcars, Inc. ("Common Stock"). Signature Motorcars, Inc. is a Nevada corpor-ation with principal offices at 7738 Forest Lane, #102, Dallas, Texas 75230.

Item 2.  Identity and Background

(a)  This schedule is filed by William R. Miertschin, an Individual.

(b) The address for William R. Miertschin is 7738 Forest Lane, #102, Dallas, Texas 75230.

(c)  The principal business of William R. Miertschin is a Consultant.

(d) William R. Miertschin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years William R. Miertschin has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  William R. Miertschin is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

$12,060 in cash from personal funds and other good and valuable consideration which included a commitment to assume the stewardship of the company and to attempt to create value for the shareholders.

Item 4.  Purpose of Transaction

(a)  The purpose of this transaction is explained in Item 3 above.

(d) Miertschin acquired the control block of stock from Manoj Patel and his entities who simultaneously resigned as an officer and director and Miertschin assumed control and later became an officer and director of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) Miertschin owns 1,291,192 shares representing 43.4% of the outstanding common stock of the Issuer.

(b) Miertschin has the sole power to vote or direct to vote and sole power to dispose or to direct the disposition f the 1,291,192 shares referenced in paragraph (a) above.

(c) There were no stock acquisitions or dispositions by Miertschin 60 days prior to September 6, 1997. However on August 25, 1997, Miertschin entered into an agreement with the Issuer to acquire a corporate asset for $25,000 with a conditional option to acquire up to 2,000,000 shares of Issuer's common stock for $0.01 per share. The asset was later acquired and the stock purchase option was fully exercised by Miertschin during July 1998. Additional disclosure maybe found in Issuer's SEC Form 10-KSB for fiscal year 1998.

(d)  Not Applicable

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 5 (C) and SEC 10-KSB for the fiscal year ended September 30, 1998.

Item 7.  Material to Be Filed as Exhibits.

         None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 26, 1999                   /S/ William R. Miertschin
      ---------------                -------------------------------
                                     William R. Miertschin, President & Director



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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